UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13-D

under the Securities Exchange Act of 1934

INTERLAND, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

458727203

(CUSIP Number)

HUSIC CAPITAL MANAGEMENT
555 California Street, Suite 2900
San Francisco CA 94104
Attention: Frank Husic
(415) 398-0800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 21, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 458727203	13-D	Page 2 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) HUSIC CAPITAL MANAGEMENT

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

	7.	SOLE VOTING POWER	0
NUMBER OF SHARES
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	1,266,595
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	0
PERSON WITH:	10.	SHARED DISPOSITIVE Power	1,266,595

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,595

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)

14.	TYPE OF REPORTING PERSON PN, IA

(1)   Based on 16,080,805 shares outstanding as reported by Interland, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30,2004

CUSIP No.: 458727203	13-D	Page 3 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FRANK J. HUSIC & CO.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

	7.	SOLE VOTING POWER	0
NUMBER OF SHARES
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	1,266,595
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	0
PERSON WITH:	10.	SHARED DISPOSITIVE Power	1,266,595

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,595

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)

14.	TYPE OF REPORTING PERSON CO

(1)   Based on 16,080,805 shares outstanding as reported by Interland, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004

CUSIP No.: 458727203	13-D	Page 4 of 9

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) FRANK J. HUSIC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

	7.	SOLE VOTING POWER	0
NUMBER OF SHARES
BENEFICIALLY OWNED BY	8.	SHARED VOTING POWER	1,266,595
EACH REPORTING	9.	SOLE DISPOSITIVE POWER	0
PERSON WITH:	10.	SHARED DISPOSITIVE Power	1,266,595

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,266,595

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9% (1)

14.	TYPE OF REPORTING PERSON IN

(1)   Based on 16,080,805 shares outstanding as reported by Interland, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to the shares of common stock, par value $.01 per share (the “Common Stock”), of Interland, Inc., a Minnesota corporation (the “Issuer”). The principal executive offices of the Issuer are located at 303 Peachtree Center Avenue, Suite 500, Atlanta, Georgia 30303.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser (“Husic”), (ii) Frank J. Husic and Co., a California corporation (“Corporate G.P.”) and (iii) Frank J. Husic (“Shareholder”) (collectively, the “Reporting Persons”). Corporate G.P. controls Husic by virtue of its position as the sole general partner of Husic. Shareholder controls Husic by virtue of Shareholder’s position as the sole shareholder of Corporate G.P.

     Husic’s beneficial ownership of the Common Stock is direct as a result of Husic’s discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.’s beneficial ownership of Common Stock is indirect as a result of its control of Husic. Shareholder’s beneficial ownership of Common Stock is indirect as a result of Shareholder’s stock ownership in Corporate G.P.

     Husic’s and Corporate G.P.’s Principal Business Offices are located at 555 California Street, Suite 2900, San Francisco, California 94104.

     Shareholder is a United States citizen whose business address is 555 California Street, Suite 2900, San Francisco, CA 94104. Shareholder’s principal occupation is that of an investment manager.

     Shareholder is the sole director of Corporate G.P. The executive officers of Corporate G.P. are Shareholder, Lesley L. Jones and Claudia Owen. Shareholder is President. Lesley L. Jones is Secretary and Chief Compliance Officer and Claudia Owen is Chief Financial Officer.

     During the last five years, no Reporting Person or other person identified in response to this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchases of 1,266,595 shares of Common Stock by Husic were made in the open market and were funded from the discretionary accounts of its investment advisory clients, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases (including brokerage commissions and related fees) was approximately $6,645,023.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes. On July 21, 2004, Husic sent a letter to the Issuer requesting a special meeting of the shareholders for the purpose of considering the matters presented in the letter from Jewelcor, Inc. (“Jewelcor”) dated July 19, 2004. As a consequence, Husic has decided to file this statement on Schedule 13D. However, Husic does not have any other proposals – including any proposals for different board members for the Company – at this time. Rather, Husic believes simply that shareholders should have the opportunity to consider and vote on the proposals made by Jewelcor in its letter. A copy of the letter sent by Husic to the Issuer is attached hereto as Exhibit 1. In determining what position it may take on proposals to shareholders and in deciding what other actions to take representing its clients, Husic intends to be guided by its judgment as to what is in the best interests of its clients. The Reporting Persons may, at any time and from time to time, purchase additional shares of Common Stock (after the 10th day from the filing of this statement) or may dispose of any and all shares of Common Stock held by them if they determine such actions to be in the best interest of their clients.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially own, within the meaning of Rule 13d-3 under the Exchange Act, an aggregate of 1,266,595 shares of Common Stock, representing approximately 7.88% of the outstanding shares of Common Stock based on 16,080,805 shares outstanding as reported by Interland, Inc. in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2004.

     (b) As of the date of filing, the shares that are the subject of this Schedule 13-D are currently held by Husic. Husic has shared (with other persons listed in Item 2) voting and dispositive power over the shares of Common Stock beneficially owned by it. By virtue of the relationships described under Item 2 of this Schedule 13D, Corporate GP and Shareholder may both be deemed to have indirect beneficial ownership of the 1,266,595 shares of Common Stock held by Husic. The Shareholder has ultimate voting and dispositive power over the shares of Common Stock held by Husic.

     (c)     The Reporting Persons have not made any purchases of Interland, Inc. Common Stock over the past 60 days.

     (d)     Not applicable.

     (e)     Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Shareholder was contacted by representatives of Jewelcor; Jewelcor requested that Husic support Jewlcor in its request for a special meeting. Although Husic supports Jewelcor’s request for a special meeting, there are currently no contracts, arrangements or understandings among the Reporting Persons, or between any Reporting Person and any other person, with respect to the securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

     1.     Letter dated July 21, 2004 from Husic to the Issuer.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2004

HUSIC CAPITAL MANAGEMENT

By: Frank J. Husic & Co. Its: General Partner

By: /s/ Lesley Jones Lesley Jones Compliance Officer

FRANK J. HUSIC & CO

By: Frank J. Husic & Co. Its: General Partner

By: /s/ Lesley Jones Lesley Jones Compliance Officer

FRANK J. HUSIC

By: /s/ Frank J. Husic

July 21, 2004

VIA TELECOPY AND FEDERAL EXPRESS

Mr. Joel J. Kocher
Chairman of the Board, President and Chief Executive Officer
Interland, Inc.
303 Peachtree Center Avenue, Suite 500
Atlanta, Georgia 30303

Request for Special Meeting of Shareholders

Dear Mr. Kocher:

     We have been contacted by Jewelcor in connection with its call for a special meeting of the stockholders of Interland, Inc. (the “Company”). We have also obtained a copy of Jewelcor’s letter dated July 19, 2004 which is publicly available as an exhibit to Jewelcor’s July 19 statement on Schedule 13D.

     Husic Capital Management, as the beneficial owner of 1,292,806 shares of the Company’s common stock, also wishes to call for the special meeting. We are disappointed by the performance of Interland, Inc. stock which is down over 50% year-to-date when most market indexes are flat. This makes us sympathetic to Jewelcor’s request for a special meeting. At this time Husic only calls for the meeting to consider the matters presented in the letter from Jewelcor dated July 19. Husic does not have any other proposals — including any proposals for different board members for the Company — at this time, nor is it taking any position on Jewelcor’s proposals. Rather, Husic believes simply that shareholders should have the opportunity to consider and vote on the proposals made by Jewelcor in its letter. In evaluating any such proposals — or proposals from Company management — Husic intends to be guided by what it believes is in the best interest of its clients in maximizing the value of their shares.

     This call for a special meeting is made pursuant to Subdivision 2 of Section 302A.433 of the Minnesota Business Corporation Act (the “Minnesota Act”). We are not requesting a special meeting for the purpose of considering any action that would directly or indirectly facilitate or effect a business combination as defined in Subdivision 46 of Section 302A.011 of the Minnesota Act.

Sincerely, HUSIC CAPITAL MANAGEMENT

Frank J. Husic Managing Partner